UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 26, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by the addition of the following:

     On February 26, 2007, the Reporting Persons issued a press release and delivered a letter to the Issuer. A copy of the press release and letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the press release and letter are qualified in their entirety by reference to the press release and letter.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated to read in its entirety as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,201,939 Shares, representing approximately 6.85% of the Issuer's outstanding Shares (based upon the 105,152,306 Shares stated to be outstanding as of February 20, 2007 by the Issuer in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 23, 2007.

     Item 5(c) of the Initial 13D is hereby amended by the addition of the following:

          (c) On February 21, 2007, Icahn Master acquired 860,337 Shares upon exercise of all of the call options listed in the table set forth under
     Item 5(c) of the Initial 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

  1     Press Release and Letter to Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

CCI OFFSHORE CORP.

         By:  /s/ Keith A. Meister
              --------------------
              Name:   Keith A. Meister
              Title:  Vice President

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory

CCI ONSHORE CORP.

         By:  /s/ Keith A. Meister
              --------------------
              Name:   Keith A. Meister
              Title:  Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


    [Signature Page of Amendment No. 2 to Schedule 13D - Temple-Inland Inc.]